FIRST ALLIED SECURITIES, INC.
(SEC I.D. No. 8-46167)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document

OMB APPROVAL
OMB Number: 3235-0123 Expires: August 31, 2020 Estimated average burden hours per response . . .12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-46167

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Allied Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
655 West Broadway, 12th Floor
(No. and Street)

San Diego	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tim Bowman **(619) 881-5262**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)
Deloitte & Touche LLP

555 West 5th Street, Suite 2700	Los Angeles,	California	90013-1010
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Tim Bowman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to First Allied Securities, Inc. (the "Company") as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/28/2020

Signature Date

SVP Finance - FINOP

Title

[signature] 2/28/2020

Notary Public

SHANNON R. CONDRA
Notary Public - California
San Diego County
Commission # 2157322
My Comm. Expires Jul 17, 2020

This report ** contains (check all applicable boxes):

(x)		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Operations
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Report describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)

Deloitte.

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
First Allied Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Allied Securities, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2020

We have served as the Company's auditor since 2016.

FIRST ALLIED SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 11,238,795
Commissions and fees receivable	10,294,882
Receivable from clearing broker	1,107,675
Related party receivables	434,730
Other receivables	5,951,455
Advisor notes receivable, net of allowance of $518,888	2,004,602
Intangible assets, net of accumulated amortization of $3,810,666	15,845
Deferred charges	887,750
Deferred income tax	2,098,315
Other assets	812,864
Total assets	**$ 34,846,913**

LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Commissions payable	$ 8,186,810
Accrued expenses and accounts payable	1,113,868
Accrued compensation	701,143
Regulatory and litigation reserves	596,000
Other liabilities	681,629
Total liabilities	11,279,450

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value; authorized 1,500,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	32,468,045
Accumulated deficit	(8,900,583)
Total stockholder's equity	23,567,463
Total liabilities and stockholder's equity	**$ 34,846,913**

The accompanying notes are an integral part of the Statement of Financial Condition.

FIRST ALLIED SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2019

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

First Allied Securities, Inc. (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to individuals nationally through independent financial advisors.

The Company is a wholly owned subsidiary of FAS Holdings, Inc. ("FASH") which is a wholly owned subsidiary of First Allied Holding, Inc. ("FAHI"). FAHI is a wholly owned subsidiary of Cetera First Holdings, LLC ("Cetera First"), which is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc., which is a wholly owned subsidiary of GC Two Holdings Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition was in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of this financial statement. Accordingly, actual results could differ from those estimates, and these differences could be material.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

Cash and Cash Equivalents

Cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Commissions Receivable and Payable

Commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of litigation insurance receivable.

Advisor Notes Receivable

The Company has loans outstanding to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. The Company amortizes the principal balance of the forgivable notes along with accrued interest as commission expense ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. If an advisor terminates their arrangement with the Company prior to the forgivable loan maturity date, the Company records both general and specific loan reserves, using an analysis that takes into account the advisors' registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluation against actual trends experienced.

Securities Owned, and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis and are stated at fair value. As of December 31, 2019, securities owned of $47,902 are included in other assets and securities sold, not yet purchased is $5,873 as of December 31, 2019. See Note 3 – "Fair Value Measurements" for more information.

Intangible Assets

The Company's intangible assets consist of financial advisor relationships. The assets are amortized over remaining useful lives ranging from seven to eight years. Useful lives are determined based on the estimated cash flows and other benefits associated with the use or disposition of the underlying asset or relationship. Impairment testing of intangibles is performed at the individual asset level. Impairment exists when the carrying amount of an intangible asset is not recoverable and exceeds its fair value. An impairment loss is defined as the amount by which the carrying amount of the asset exceeds its fair value. If an impairment loss exists, the carrying amount of the intangible asset is adjusted to a new cost basis. Intangible assets are evaluated for impairment at least annually or more frequently if circumstances indicate that impairment may exist. The Company concluded that intangible assets were not impaired at December 31, 2019.

Deferred Charges

Deferred charges consist of unamortized recruiting and transition allowances provided to the Company's advisors. The recruiting allowances are amortized over the investment program's contract of approximately 20 years while transition allowances are typically amortized over the customer useful life of 4 years. As of December 31, 2019, the Company had unamortized deferred charges of $887,750. See Contract Acquisition Costs below.

Other Assets

As of December 31, 2019, other assets primarily consisted of prepaid expenses and property and equipment (see Note 5 – "Property and Equipment").

Income Taxes

The Company's financial results are included in a consolidated tax return with Aretec and GC Two. The Company recognizes income tax expense in its financial statements using the separate return method. Generally, the separate return method results in profitable companies recognizing tax expense and unprofitable companies recognizing a tax benefit to the extent of their losses as if the individual company filed a separate return, except when a valuation allowance is required. See Note 7 – "Income Taxes" for more information.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which supersedes the guidance in Accounting Standards Codification ("ASC") 840, "Leases." ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use ("ROU") asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Topic 842 was subsequently amended by ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; and ASU 2018-11, Targeted Improvements. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the Statement of Income. The Company adopted the provisions of this guidance on January 1, 2019 reflecting an immaterial impact to this Statement of Financial Condition.

In December 2019, the FASB issued ASU 2019-12 "Income Tax (Topic 740), which affects general principles within Topic 740, Income Taxes. The amendments of ASU 2019-12 are meant to simplify and reduce the cost of accounting for income taxes. The Company has early adopted the provisions of this guidance on January 1, 2019 and determined the impact to be immaterial.

In June 2016, the FASB" issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Entities will use forward-looking information to better form their credit loss estimates. The ASU also requires enhanced disclosures to help financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on this Statement of Financial Condition.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 removes or modifies certain current disclosures and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. ASU 2018-13 becomes effective beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on this Statement of Financial Condition.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2019, there were no transfers between Levels 1, 2 and 3.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2019 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 3,848,378	$ -	$ -	$ 3,848,378
Securities owned - recorded in other assets:				
Equity securities	9,269	-	-	9,269
Mutual funds	38,633	-	-	38,633
Total securities owned	47,902	-	-	47,902
Total	$ 3,896,280	$ -	$ -	$ 3,896,280

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased - recorded in other liabilities:				
Equity securities	$ 5,873	$ -	$ -	$ 5,873
Total	$ 5,873	$ -	$ -	$ 5,873

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded equity securities and mutual funds with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1.

NOTE 4 - ADVISOR NOTES RECEIVABLE AND ADVANCES

The Company's advisor notes receivable for the year ended December 31, 2019 were as follows:

	Forgivable loans	Payback loans	Total
Beginning balance, net of allowance	$ 4,205,092	$ 145,389	$ 4,275,833
Originated loans	133,808	-	133,808
Collections	(432,022)	(14,904)	(446,926)
Forgiveness/amortization	(1,487,634)	-	(1,487,634)
Interest Accruals	6,454	(3,792)	2,662
Provision for bad debt	(475,364)	(72,425)	(473,141)
Ending balance, net of allowance	$ 1,950,334	$ 54,268	$ 2,004,602

The following table presents the Company's allowance for doubtful notes receivable due from financial advisors for the year ended December 31, 2019:

	Forgivable loans	Payback loans	Total
Beginning balance	$ 1,728,830	$ 95,516	$ 1,824,346
Provision for bad debt	475,364	(2,223)	473,141
Charge off, net of recovery	(1,685,306)	(93,293)	(1,778,599)
Total change	(1,209,942)	(95,516)	(1,305,458)
Ending balance	$ 518,888	$ -	$ 518,888

The Company periodically extends credit to financial advisors in the form of commission advances based on the advisors' ability to generate future commissions. Management maintains an allowance for doubtful amounts using an aging analysis. The aging thresholds and specific percentages used represent management's best estimates of probable losses as of the reporting period end. Included in other assets, outstanding advances due from advisors, net of allowance of $829,366, was $160,043 at December 31, 2019.

The following table presents the Company's allowance for doubtful commission advances due from financial advisors for the year ended December 31, 2019:

Beginning balance	$ 778,404
Provision for bad debt	182,096
Charge-offs, net of recoveries	(131,134)
Ending balance	$ 829,366

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost, net of accumulated depreciation and amortization and recorded in other assets on the Statement of Financial Condition. Office furniture and equipment, and computer hardware and software are depreciated using the straight-line method over their estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease.

Property and equipment consisted of the following at December 31, 2019:

Office furniture	$ 423,378
Leasehold improvements	294,925
Software	175,152
Computer systems	159,941
Finance leases	119,200
Total property and equipment	1,172,596
Less: Accumulated depreciation and amortization	(999,682)
Total property and equipment, net	$ 172,914

NOTE 6 - INTANGIBLE ASSETS

As of December 31, 2019, the Company had intangible assets of $15,845, net of accumulated amortization of $3,810,666. Remaining estimated amortization expense is as follows:

Year ended December 31		
2020	$	15,845
Total	$	15,845

NOTE 7 - INCOME TAXES

Deferred income tax expense (benefit) results from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income taxes are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance.

The Company assesses the available positive and negative evidence to estimate whether sufficient taxable income will be generated to permit use of existing deferred tax assets. A significant piece of objective positive evidence evaluated was the cumulative loss incurred over the prior three year period ended December 31, 2019. Such objective evidence allows for the ability to consider other subjective evidence, such as our projections for future growth.

At December 31, 2019, after a thorough review of the facts and circumstances, management determined, based on its assessment of both positive and negative evidence and objective and subjective evidence that it is more likely than not that the Company will realize all its deferred tax assets. Therefore, it is appropriate to eliminate the valuation allowance on the Company's deferred tax assets as of the year ended December 31, 2019.

The components of the deferred income taxes as of December 31, 2019 were as follows:

Deferred tax assets	
Net operating loss carryforward	$ 905,940
Bad debt	347,466
Accrued compensation liabilities	115,485
Goodwill	256,461
Legal reserve	153,341
Other	530,410
Total deferred tax assets	2,309,103
Deferred tax liabilities	
Intangible liabilities	(4,083)
Other	(206,705)
Total deferred tax liabilities	(210,788)
Net deferred tax asset	2,098,315

As of December 31, 2019, the Company had U.S. federal and state net operating losses of $7.5 million, which will begin to expire in 2033.

Under ASC 740, Income Taxes, a tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

The Company believes that, as of December 31, 2019, it had no uncertain tax positions. Interest and penalties relating to unrecognized tax expenses (benefits) are recognized in income tax expense, when applicable. There was no liability for interest or penalties accrued as of December 31, 2019.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2016. The Company's state income tax returns are open to audit under the statute of limitations for 2015 to 2018.

NOTE 8 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by an internal revenue code section 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial Group ("CFG"), a subsidiary of Aretec. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by CFG. Costs of the plans are allocated to the Company based on rates determined by CFG. The Company had no separate employee benefit plan in 2019 and relied on CFG to cover all eligible employees. All benefits that were paid by CFG were charged back to the Company for reimbursement.

NOTE 9 - RELATED PARTY TRANSACTIONS

CFG allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel, and producing advisors. During the year ended December 31, 2019, CFG charged the Company expenses, which were included in related party expense allocations in the Statement of Operations. Such expenses include compensation and benefits, overhead services related to marketing and communication, IT, finance and administration, operations and risk management.

CFG is also the maker on certain notes issued to the Company's advisors. Those notes typically require the payback of principal and interest to CFG over periods of 3 to 12 years. The issuance of these notes by CFG is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the attainment of certain production targets.

In 2019 FASI allocated expenses to its affiliates: First Allied Advisory Services ("FAAS"), FASI Insurance Services, and FAHI, per an expense sharing agreement.

Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of CFG. As of December 31, 2019, outstanding payables to CFG in connection with these services of $2,425,759 were included in the related party payable balance in the Statement of Financial Condition. As of December 31, 2019, outstanding receivable from FAAS of $2,426,113 were included in the related party payable balance in the Statement of Financial Condition.

Related party receivable of $434,730 net of a $2,450,227 related party payable, is reflected on the Statement of Financial Condition. Related party receivable of $2,884,853 reflects $2,426,113 from FAAS, $300,000 from FASH and $158,740 from other affiliates. Related party payable of $2,450,123 reflects $2,425,759 to CFG and $24,364 to other affiliates.

NOTE 10 - OFF BALANCE SHEET RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Legal and regulatory proceedings related to business operations - The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Defense costs related to legal and regulatory proceedings are expensed as incurred and classified as professional services within the Statement of Income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

We have identified certain pending matters for which a loss is reasonably possible but not currently feasible to reasonably estimate the amount or a range of reasonably possible loss. The Company does not believe, based on currently available information, that the outcomes of any such matters will have a material adverse effect on the Company's financial condition.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2019, the Company complied with such requirement.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2019, the Company had net capital of $5,310,723, which was $5,060,723 in excess of required net capital of $250,000.

NOTE 13 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 14 - SUBSEQUENT EVENT(S)

The Company has evaluated activity through the date this financial statement was issued and concluded that no other subsequent events have occurred that would require recognition or additional disclosure in this financial statement.

* * * * * *